Exhibit 99.1

SECOND AMENDMENT

TO CREDIT AND GUARANTY AGREEMENT

This SECOND AMENDMENT TO CREDIT AND GUARANTY AGREEMENT, dated as of August 16, 2013 (this “Second Amendment”), is entered into by and among ALCATEL-LUCENT USA INC., a Delaware corporation (the “Borrower”), ALCATEL-LUCENT HOLDINGS INC., a Delaware corporation (“Holdings”), ALCATEL LUCENT, a société anonyme incorporated under the laws of France (“Parent”), the Subsidiary Guarantors party hereto, the Lenders party hereto, CREDIT SUISSE AG, as administrative agent for the Lenders (in such capacity, including any successor thereto in such capacity, the “Administrative Agent”), with MORGAN STANLEY SENIOR FUNDING, INC., CREDIT SUISSE SECURITIES (USA) LLC, DEUTSCHE BANK SECURITIES INC. and CITIGROUP GLOBAL MARKETS INC., as joint lead arrangers and joint bookrunners in connection with this Second Amendment (in such capacities, the “New Arrangers”). Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Credit Agreement referred to below, after giving effect to this Second Amendment.

RECITALS

WHEREAS, the Borrower, Holdings, Parent, the Subsidiary Guarantors from time to time party thereto, the Lenders from time to time party thereto, the Administrative Agent, Credit Suisse AG, as Collateral Agent and the other Agents party thereto previously entered into that certain Credit and Guaranty Agreement, dated as of January 30, 2013 (as amended by the First Amendment to Credit and Guaranty Agreement, dated as of April 11, 2013, by and between the Borrower and the Administrative Agent, and acknowledged and agreed to by Holdings and the Collateral Agent, the “Credit Agreement”);

WHEREAS, pursuant to and in accordance with Section 10.08 of the Credit Agreement, the Borrower has requested that the Lenders (such Lenders under the Credit Agreement immediately prior to the Second Amendment Effective Date (as defined below), the “Existing Lenders”) and Joining New Lenders (as defined below) agree to amend certain provisions of the Credit Agreement as set forth in this Second Amendment; and

WHEREAS, subject to the terms and conditions of this Second Amendment, the Existing Lenders and the Joining New Lenders are willing to agree to such amendments relating to the Credit Agreement;

NOW, THEREFORE, in consideration of the premises and the agreements, provisions and covenants herein contained, and for other good and valuable consideration, the receipt and sufficiency of which hereby are acknowledged, the parties hereto hereby agree as follows:

ARTICLE I

AMENDMENTS TO CREDIT AGREEMENT

Subject to the satisfaction of all of the conditions set forth in Article III hereof, the Credit Agreement is hereby amended as follows:

SECTION 1.1 Amendments to Section 1.01. Section 1.01 of the Credit Agreement is hereby amended as follows:

(a) The definition of “Applicable Margin” is hereby amended and restated in its entirety as follows:

NOTE: A request for confidential treatment has been made with respect to the portions of the following document that are marked with [*CONFIDENTIAL*]. The redacted portions have been filed separately with the SEC.

“Applicable Margin” shall mean, (a) with respect to the Euro Term Loans, for any day with respect to any Eurodollar Term Loan, (i) until the Second Amendment Effective Date, 6.50% per annum, and (ii) on and after the Second Amendment Effective Date, 5.25% per annum, (b) with respect to the US Term Loans for any day (i) with respect to any Eurodollar Term Loan, (A) until the Second Amendment Effective Date, 6.25% per annum, and (B) on and after the Second Amendment Effective Date, 4.75% per annum, and (ii) with respect to any ABR Term Loan, (A) until the Second Amendment Effective Date, 5.25% per annum, and (B) on and after the Second Amendment Effective Date, 3.75%, and (c) with respect to the Asset Sale Loans, for any day (i) with respect to any Eurodollar Term Loan, 5.25% per annum, and (ii) with respect to any ABR Term Loan, 4.25% per annum.

(b) Clause (a) of the definition of “Asset Sale” is hereby amended and restated as follows:

“(a) the sale, lease, conveyance or other disposition (including by way of merger, Permitted Asset Swap and, for purposes of Section 2.13(d) only, casualty and condemnation) of any assets or rights by Parent or any of its Restricted Subsidiaries;”

(c) Clause (i) of the definition of “Asset Sale” is hereby amended and restated as follows:

“(i) any single transaction or series of related transactions that involves assets (other than Designated Assets or assets or property subject to a Patent Monetization Program) having a Fair Market Value of less than €75.0 million;”

(d) The definition of “Beneficiary” is hereby amended by inserting the words “(subject to the last proviso at the end of the definition of “Obligations”) each Lender Provider” immediately after the words “each Lender,” appearing therein.

(e) Clause (d) of the definition of “Change of Control” is hereby deleted and replaced with the following:

“(d) [Intentionally Omitted.];”

(f) The definition of “Fee Letter” is hereby amended and restated in its entirety as follows:

“Fee Letter” shall mean, collectively, (a) the Fee Letter, dated December 14, 2012, among the Borrower, Parent, Credit Suisse AG, Credit Suisse Securities (USA) LLC and Goldman Sachs Bank USA, as amended, and (b) the Engagement Letter, dated August 2, 2013, among the Borrower, Parent, Morgan Stanley Senior Funding, Inc., Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc. and Citigroup Global Markets Inc., as amended.

(g) The definition of “Loan Documents” is hereby amended by inserting “each Lender Provider Joinder,” after the words “each Lender Counterparty Joinder,” appearing therein.

(h) The definition of “Joint Bookrunners” is hereby amended and restated in its entirety as follows:

“Joint Bookrunners” shall mean (a) Credit Suisse Securities (USA) LLC, Goldman Sachs Bank USA, Citigroup Global Markets Inc. and Deutsche Bank Securities Inc., in their respective capacities as joint bookrunners hereunder, and (b) with respect to the Second Amendment and the transactions contemplated thereby, Morgan Stanley Senior Funding, Inc., Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc. and Citigroup Global Markets Inc., in their respective capacities as joint bookrunners thereunder.

NOTE: A request for confidential treatment has been made with respect to the portions of the following document that are marked with [*CONFIDENTIAL*]. The redacted portions have been filed separately with the SEC.

(i) The definition of “Joint Lead Arrangers” is hereby amended and restated in its entirety as follows:

“Joint Lead Arrangers” shall mean (a) Credit Suisse Securities (USA) LLC and Goldman Sachs Bank USA, in their respective capacities as joint lead arrangers hereunder, and (b) with respect to the Second Amendment and the transactions contemplated thereby, Morgan Stanley Senior Funding, Inc., Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc. and Citigroup Global Markets Inc., in their respective capacities as joint lead arrangers thereunder.

(j) The definition of “Obligations” is hereby amended by (i) deleting the word “and” appearing at the end of clause (a) thereof and (ii) inserting a new clause (c) at the end of clause (b) thereof as follows:

“and (c) all obligations of every nature of each Loan Party, including, without limitation, obligations from time to time owed to the Agents (including former Agents), the Lenders (or any of them), the Lender Counterparties and the Lender Providers under any Secured Performance Bonding Arrangement; provided that such obligations are incurred in accordance with Section 6.03 and the definition of Secured Performance Bonding Arrangement; provided, further, that, in the case of this clause (c) only (for the avoidance of doubt, with respect to the Agents and Lenders, only to the extent related to any such obligations owed in respect of Secured Performance Bonding Arrangements), no such Person shall be entitled to the benefits of the Loan Documents (including, without limitation, any guarantees contained therein and any grants of security interests or Liens pursuant to the Security Documents) unless and until such time as such Person and each Loan Party shall have executed and delivered to the Administrative Agent and the Collateral Agent a Lender Provider Joinder and the conditions set forth in Section 3.6 of the Second Amendment shall have been complied with”.

(k) The definition of “Permitted Liens” is hereby amended by (i) inserting the following words at the end of clause (d)(i) “, less the amount of any outstanding Indebtedness or other obligations that are Performance Bonding Obligations and that are secured by Liens on cash or Cash Equivalents of Parent and its Restricted Subsidiaries” and (ii) inserting the following words at the end of clause (d)(ii) “, less the amount of any outstanding Indebtedness or other obligations that are Performance Bonding Obligations and that are secured by Liens on Collateral (whether pursuant to the Security Documents or otherwise)”.

(l) The definition of “Total Assets” is hereby amended by inserting the following parenthetical at the end thereof: “(giving pro forma effect to any acquisition or disposition undertaken as of the date of determination)”.

(m) The following terms and definitions are hereby inserted in the appropriate alphabetical order:

“Asset Sale Loans Prepayment” shall mean the prepayment in full of the Asset Sale Loans made by the Borrower on August 7, 2013, which prepayment was made solely with the net proceeds of the 8.875% Senior Notes due 2020 issued by the Borrower on August 7, 2013.

NOTE: A request for confidential treatment has been made with respect to the portions of the following document that are marked with [*CONFIDENTIAL*]. The redacted portions have been filed separately with the SEC.

“Lender Provider” shall mean any counterparty to an agreement or arrangement with respect to Performance Bonding Obligations of a Loan Party if and to the extent that (a) such counterparty is or was a Lender, an Agent or an Affiliate of any of the foregoing as of the time such agreement or arrangement is or was entered into and (b) such counterparty executes and delivers to the Administrative Agent and the Collateral Agent a Lender Counterparty Joinder.

“Lender Provider Joinder” shall mean a Lender Provider Joinder, substantially in the form of Exhibit K-3, among the applicable Lender Provider, Parent, the Borrower, each Subsidiary Guarantor and the Collateral Agent.

“Performance Bonding Obligations” shall mean Indebtedness and related obligations of Parent or any of its Restricted Subsidiaries permitted under Section 6.03 in an aggregate amount not exceeding €1,000.0 million at any time outstanding in respect of bid, performance, surety and appeal bonds or guarantees or other obligations of a like nature incurred in the ordinary course of business; provided that any Liens securing Performance Bonding Obligations shall reduce, on a dollar for dollar basis, the applicable basket in clause (d) of the definition of Permitted Liens in accordance with such provision.

“Permitted Asset Swap” shall mean the concurrent purchase and sale or exchange of Related Business Assets of equivalent Fair Market Value between Parent or any of its Restricted Subsidiaries and another Person (but excluding licenses of Patents); provided that (a) to the extent constituting Net Proceeds, any cash received by Parent or any of its Restricted Subsidiaries in connection with such Permitted Asset Swap must be applied in accordance with Section 2.13(a), and (b) the value of the property of the Loan Parties subject to perfected Liens in favor of the Collateral Agent, for the benefit of the Secured Parties, pursuant to the Security Documents immediately prior to giving effect to any such Permitted Asset Swap is not materially diminished after giving effect to such Permitted Asset Swap.

“Related Business Asset” shall mean assets used or useful in a Permitted Business.

“Repricing Transaction” shall mean the repayment, prepayment, refinancing, substitution or replacement of all or a portion of the Loans with the incurrence by Parent, the Borrower or any of its Restricted Subsidiaries of any debt financing with the principal purpose of achieving an effective weighted average yield (after giving effect to interest rate margins, upfront or similar fees and original issue discount (with upfront or similar fees and original issue discount calculated based on the shorter of a four year life to maturity or the remaining weighted average life to maturity of the applicable Loans) for such new financing, Adjusted LIBO Rate or Alternate Base Rate floors shared with all lenders or holders thereof, but excluding the effect of any arrangement, structuring, syndication or other similar fees payable in connection therewith or any fluctuations in the Adjusted LIBO Rate or the Alternate Base Rate) that is less than the weighted average yield (as determined on the same basis) of such Loans so repaid, prepaid, refinanced, substituted or replaced, including without limitation, as may be effected through any amendment to this Agreement relating to the weighted average yield of such Loans.

“Second Amendment” shall mean that certain Second Amendment to Credit and Guaranty Agreement, dated as of August 16, 2013 by and among the Borrower, Holdings, Parent, the Subsidiary Guarantors party thereto, the Lenders party thereto and the Administrative Agent.

“Second Amendment Effective Date” shall mean August 16, 2013, the date on which the conditions set forth in Article III of the Second Amendment were satisfied or waived in accordance therewith.

NOTE: A request for confidential treatment has been made with respect to the portions of the following document that are marked with [*CONFIDENTIAL*]. The redacted portions have been filed separately with the SEC.

“Secured Performance Bonding Arrangement” shall mean any agreement or arrangement with respect to Performance Bonding Obligations (a) entered into by (i) a Loan Party and (ii) any Lender Provider, as counterparty and (b) that has been designated by such Lender Provider and the Borrower, by written notice to the Administrative Agent and the Collateral Agent, as a Secured Performance Bonding Arrangement pursuant to a Lender Provider Joinder; provided that any Liens securing Secured Performance Bonding Arrangements shall reduce, on a dollar for dollar basis, the applicable basket in clause (d) of the definition of Permitted Liens in accordance with such provision.

SECTION 1.2 Amendments to Section 2.12. Section 2.12 of the Credit Agreement is hereby amended as follows:

(a) Section 2.12(d) of the Credit Agreement is hereby amended and restated as follows:

“(d) In the event that on or prior to the six-month anniversary of the Second Amendment Effective Date, (i) all or any portion of the Asset Sale Loans are repaid, prepaid, refinanced, substituted or replaced pursuant to any Repricing Transaction, (ii) any waiver, consent, amendment, amendment and restatement or other modification of this Agreement is effected that constitutes a Repricing Transaction or (iii) a Lender must assign all or any portion of its Asset Sale Loans as a result of its failure to consent to a waiver, consent, amendment, amendment and restatement or other modification of this Agreement that would constitute a Repricing Transaction, then in each case, such repayment, prepayment, refinancing, substitution, replacement or mandatory assignment will be made at 101.0% of the principal amount so repaid, prepaid, refinanced, substituted, replaced or assigned (or, in the case of clause (ii) above, of the principal amount of the applicable Loans outstanding immediately prior to giving effect to such waiver, consent, amendment, amendment and restatement or other modification).”.

(b) Section 2.12(e) of the Credit Agreement is hereby amended and restated as follows:

“(e) In the event that on or prior to the six-month anniversary of the Second Amendment Effective Date, (i) all or any portion of the Term Loans are repaid, prepaid, refinanced, substituted or replaced pursuant to any Repricing Transaction, (ii) any waiver, consent, amendment, amendment and restatement or other modification of this Agreement is effected that constitutes a Repricing Transaction or (iii) a Lender must assign all or any portion of its Term Loans as a result of its failure to consent to a waiver, consent, amendment, amendment and restatement or other modification of this Agreement that would constitute a Repricing Transaction, then in each case, such repayment, prepayment, refinancing, substitution, replacement or mandatory assignment will be made at 101.0% of the principal amount so repaid, prepaid, refinanced, substituted, replaced or assigned (or, in the case of clause (ii) above, of the principal amount of the applicable Loans outstanding immediately prior to giving effect to such waiver, consent, amendment, amendment and restatement or other modification).”.

SECTION 1.3 Amendments to Section 2.21. Section 2.21(a) of the Credit Agreement is hereby amended by deleting the last sentence thereof in its entirety and inserting the following in lieu thereof:

“Each Lender agrees that if the Borrower exercises its option hereunder to cause an assignment by such Lender pursuant to this Section 2.21(a), such Lender shall, promptly after receipt of written notice of such election, execute and deliver all documentation necessary to effectuate such assignment in accordance with Section 10.04. In the event that a Lender does not comply with the requirements of the immediately preceding sentence within one Business Day after receipt of such notice, each Lender hereby authorizes and directs the Administrative Agent,

NOTE: A request for confidential treatment has been made with respect to the portions of the following document that are marked with [*CONFIDENTIAL*]. The redacted portions have been filed separately with the SEC.

and grants to the Administrative Agent an irrevocable power of attorney (which power is coupled with an interest) to execute and deliver an Assignment and Assumption or such other documentation as may be required to give effect to an assignment in accordance with Section 10.04 on behalf of the applicable terminated or replaced Lender and any such documentation so executed by the Administrative Agent shall be effective for purposes of documenting an assignment pursuant to Section 10.04; provided that, with respect to any such assignment made in connection with the Second Amendment, all references in this sentence to “Administrative Agent” shall be deemed to be references to Morgan Stanley Senior Funding, Inc., in its capacity as a Joint Lead Arranger in connection with the Second Amendment.”

SECTION 1.4 Amendments to Section 2.24. Section 2.24 of the Credit Agreement is hereby amended by inserting the following at the end of such section:

(d) Lender Providers. So long as any Lender (or its applicable Affiliate) is a Defaulting Lender, such Lender (or its applicable Affiliate) shall not be a Lender Provider with respect to any Secured Performance Bonding Arrangements entered into while such Lender was a Defaulting Lender.

SECTION 1.5 Amendments to Section 5.06. Section 5.06(b) of the Credit Agreement is hereby amended by (a) deleting the number “15” in each place that it appears in Section 5.06(b) and replacing it with the number “30” and (b) inserting the following at the end of clause (i) thereof: “other than any such registration, issuance or application the failure of which to list would be immaterial to the interests of the Secured Parties,”.

SECTION 1.6 Amendment to Section 5.09. Section 5.09(g) of the Credit Agreement is hereby amended by inserting “, the Lender Providers” following immediately following the words “the Lenders” appearing therein.

SECTION 1.7 Amendment to Section 5.17. Section 5.17(a) of the Credit Agreement is hereby amended by inserting the words “or as otherwise permitted hereunder” after the words “in each case as contemplated by Schedule 5.16” appearing therein.

SECTION 1.8 Amendments to Section 6.02.

(a) Section 6.02(a)(B) of the Credit Agreement is hereby amended by (a) deleting “3.75:1.00” appearing therein and inserting “4.00:1.00” in lieu thereof.

(b) Section 6.02(b)(x) of the Credit Agreement of the Credit Agreement is hereby amended by deleting “€25.0 million” appearing therein and inserting “€125.0 million” in lieu thereof.

SECTION 1.9 Amendments to Section 6.03.

(a) Section 6.03(b)(iv) of the Credit Agreement is hereby amended by deleting “1.5%” appearing therein and inserting “2.0%” in lieu thereof.

(b) Section 6.03(b)(ix) of the Credit Agreement is hereby amended by inserting “(for the avoidance of doubt, including any such Indebtedness outstanding pursuant to clause (ii) of this Section 6.03(b))” at the end thereof after the words “this covenant”.

(c) Section 6.03(b)(xix) of the Credit Agreement is hereby amended by deleting the words “provided that at the time of the incurrence of such Indebtedness Parent would have been able to incur

NOTE: A request for confidential treatment has been made with respect to the portions of the following document that are marked with [*CONFIDENTIAL*]. The redacted portions have been filed separately with the SEC.

€1.00 of additional Indebtedness pursuant to the first paragraph of this covenant after giving pro forma effect to the incurrence of such Indebtedness pursuant to this Section 6.03(b)(xix)” at the end of such section.

(d) Section 6.03(b)(xx) of the Credit Agreement is hereby amended by deleting “€750.0 million” appearing at the end of such section and inserting “the greater of €750.0 million and 3.5% of Total Assets” in lieu thereof.

SECTION 1.10 Amendments to Section 6.04.

(a) Section 6.04(a)(ii) of the Credit Agreement is hereby amended by deleting *CONFIDENTIAL* appearing therein and inserting *CONFIDENTIAL* in lieu thereof.

(b) Section 6.04(a)(ii)(A) of the Credit Agreement is hereby amended by adding the words “(other than any Collateral that is transferred in contemplation of a sale or other disposition of such Collateral to a third party that is otherwise permitted hereunder and that is reasonably expected to occur within 180 days of such transfer; provided that the Fair Market Value of any such Collateral that is not sold within such 180 day period shall be included in the calculation of this clause (A) on such 180th day)” after the words “Fair Market Value of the Collateral transferred” appearing therein.

(c) Section 6.04(a)(iii) of the Credit Agreement is hereby amended and restated as follows:

“(iii) except for Permitted Asset Swaps, Asset Sales consummated in compliance with Section 6.04(a)(ii) and Asset Sales consummated in compliance with Section 6.04(c), at least 75% of the consideration received in the Asset Sale by the Borrower, Parent or such Restricted Subsidiary is Cash Consideration.”.

(d) Section 6.04(a) of the Credit Agreement is hereby amended by adding the following paragraph at the end of such section:

“Notwithstanding any other provision of this Section 6.04(a), with respect to an Asset Sale including a transfer or assignment of rights, title or other interest in software or intellectual property, the value of (i) any retained licenses, licenses back to Parent or its Restricted Subsidiaries (as a licensee) and covenants not-to-sue with respect to said software or intellectual property that are in each case (A) incidental to such Asset Sale and (B) received in the ordinary course for such transactions and (ii) the surrender, waiver, settlement, compromise or release of any claim against Parent or any of its Restricted Subsidiaries in connection therewith shall be excluded from any calculation for determining whether 75% of the consideration received is in the form of Cash Consideration.”.

(d) Section 6.04 of the Credit Agreement is hereby amended by adding the following paragraph at the end of such section:

“(j) Notwithstanding any other provision of this Section 6.04 (but subject to the proviso at the end of this clause (j)), the Borrower shall not be required to prepay any Loans hereunder with Net Proceeds from Asset Sales consummated after the Asset Sale Loans Prepayment, and the Net Proceeds from any such Asset Sales shall not constitute Excess Proceeds, in each case until the aggregate amount of Net Proceeds (including, for the avoidance of doubt, Excess Proceeds) from Asset Sales consummated after the Asset Sale Loans Prepayment exceeds €250.0 million, provided that any and all Net Proceeds from Asset Sales in excess of such amount shall be applied to prepay the Loans to the extent required in accordance with this Section 6.04.”

NOTE: A request for confidential treatment has been made with respect to the portions of the following document that are marked with [*CONFIDENTIAL*]. The redacted portions have been filed separately with the SEC.

SECTION 1.11 Amendment to Section 7.04.

(a) Section 7.04(f) of the Credit Agreement is hereby amended by (i) inserting the words “or Secured Performance Bonding Arrangement” immediately following the words “or the applicable Secured Hedging Agreement” appearing in clause (v) thereof and (ii) inserting the words “or any Secured Performance Bonding Arrangements” immediately following the words “or any Secured Hedging Agreements” appearing in clause (vi) thereof.

(b) Section 7.04(g) of the Credit Agreement is hereby amended by (i) inserting the words “, any Secured Performance Bonding Arrangements” immediately following the words “the Loan Documents” each time it appears in clauses (ii)(A), (ii)(B) and (ii)(D) thereof, (ii) inserting the words “any of the Secured Performance Bonding Arrangements,” immediately following the words “any of the other Loan Documents,” appearing in clause (ii)(B) thereof, and (iii) inserting the words “such Secured Performance Bonding Arrangement,” immediately following the words “such Loan Document,” appearing in clause (ii) (B) thereof

SECTION 1.12 Amendment to Section 7.05. Section 7.05 of the Credit Agreement is hereby amended by inserting the words “the Secured Performance Bonding Arrangement, ” before the words “the Secured Hedging Agreement” appearing in clause (f) thereof.

SECTION 1.13 Amendment to Section 7.10. Section 7.10 of the Credit Agreement is hereby amended and restated as follows:

“Any Loan may be made to the Borrower or continued from time to time, any Secured Hedging Agreement may be entered into from time to time and any Secured Performance Bonding Arrangement may be entered into from time to time, in each case without notice to or authorization from any Guarantor regardless of the financial or other condition of the Borrower at the time of any such grant or continuation or at the time such Secured Hedging Agreement or such Secured Performance Bonding Arrangement is entered into, as the case may be. No Beneficiary shall have any obligation to disclose or discuss with any Guarantor its assessment, or any Guarantor’s assessment, of the financial condition of the Borrower. Each Guarantor has adequate means to obtain information from the Borrower on a continuing basis concerning the financial condition of the Borrower and its ability to perform its obligations under the Loan Documents, the Secured Hedging Agreements and the Secured Performance Bonding Arrangements, and each Guarantor assumes the responsibility for being and keeping informed of the financial condition of the Borrower and of all circumstances bearing upon the risk of nonpayment of the Guaranteed Obligations. Each Guarantor hereby waives and relinquishes any duty on the part of any Beneficiary to disclose any matter, fact or thing relating to the business, operations or conditions of the Borrower now known or hereafter known by any Beneficiary.”

SECTION 1.14 Amendment to Section 8.01.

(a) Section 8.01(d) of the Credit Agreement is hereby amended by deleting the reference to “5.06,” appearing therein.

(b) Section 8.01(e) of the Credit Agreement is hereby amended by inserting the following parenthetical after the words “period of 30 days” appearing therein: “(or, in the case of any such covenant, condition or agreement in Section 5.06, 15 days)”.

NOTE: A request for confidential treatment has been made with respect to the portions of the following document that are marked with [*CONFIDENTIAL*]. The redacted portions have been filed separately with the SEC.

SECTION 1.15 Amendments to Section 9.01.

(a) Section 9.01 is hereby amended by adding the following after the third sentence thereof: “Each of Morgan Stanley Senior Funding, Inc., Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc. and Citigroup Global Markets Inc. is hereby appointed as a Joint Lead Arranger with respect to the Second Amendment and the transactions contemplated thereby, and each Lender hereby authorizes each of Morgan Stanley Senior Funding, Inc., Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc. and Citigroup Global Markets Inc. to act as a Joint Lead Arranger in accordance with the term hereof, the Second Amendment and the other Loan Documents.”.

(b) Section 9.01 is hereby amended by adding the words “As of the Second Amendment Effective Date, none of Morgan Stanley Senior Funding, Inc., Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc. or Citigroup Global Markets Inc., in their respective capacities as a Joint Lead Arranger, shall have any obligations but shall be entitled to the benefits of this Article IX.” after the penultimate sentence thereof.

SECTION 1.16 Amendments to Section 9.07. Section 9.07(a) of the Credit Agreement is hereby amended by inserting the words “, any Performance Bonding Arrangements” after the words “Loan Documents” in the fourth sentence of such section.

SECTION 1.17 Amendments to Section 9.08.

(a) Section 9.08(a) of the Credit Agreement is hereby amended by inserting “, any holder of Obligations with respect to any Secured Performance Bonding Arrangement” immediately following the words “Designated L/C Facility Obligations”.

(b) Section 9.08(c) is hereby amended and restated in as follows:

“Rights under Designated L/C Facility Obligations, Hedging Obligations and Secured Performance Bonding Obligations. No Designated L/C Facility Obligations, Hedging Obligations or Secured Performance Bonding Obligations will create (or be deemed to create) in favor of any Designated L/C Facility Counterparty, Lender Counterparty or Lender Provider, as applicable, that is a party thereto any rights in connection with the management or release of any Collateral or of (a) the obligations of any Guarantor under the Loan Documents except, in the case of Hedging Obligations owed to any Lender Counterparty, as expressly provided in Section 10.08(b)(vii). By accepting the benefits of the Collateral, each Designated L/C Facility Counterparty, each Lender Counterparty and each Lender Provider shall be deemed to have appointed the Collateral Agent as its agent and agreed to be bound by the Loan Documents as a Designated L/C Facility Counterparty, a Lender Party or a Lender Provider, as applicable, and as a Secured Party, subject to the limitations set forth in this clause (c).”

(c) Section 9.08(d) is hereby amended and restated in as follows:

“Release of Collateral and Guarantees, Termination of Loan Documents. Notwithstanding anything to the contrary contained herein or any other Loan Document, when all Obligations (other than Designated L/C Facility Obligations, Obligations in respect of any Secured Hedging Agreement, Obligations in respect of any Secured Performance Bonding Arrangements and any unasserted contingent indemnification and unasserted reimbursement obligations) have been paid in full and all Commitments have terminated or expired, upon request of the Borrower, the Administrative Agent or the Collateral Agent, as applicable, shall (without notice to, or vote or consent of, any Lender, any Affiliate of any Lender that is a party to any Secured Hedging Agreement or any Secured Performance Bonding Arrangement or of any Designated L/C Facility Counterparty) take such actions as shall be required to release its security interest in and Liens upon all Collateral, and to release all guarantee obligations provided for in any Loan Document, whether or not on the date of such release there may be outstanding

NOTE: A request for confidential treatment has been made with respect to the portions of the following document that are marked with [*CONFIDENTIAL*]. The redacted portions have been filed separately with the SEC.

Designated L/C Facility Obligations, Obligations in respect of Secured Hedging Agreements or Obligations in respect of Secured Performance Bonding Arrangements. Any such release of guarantee obligations shall be deemed subject to the provision that such guarantee obligations shall be reinstated if after such release any portion of any payment in respect of the Obligations guaranteed thereby shall be rescinded or must otherwise be restored or returned upon the insolvency, bankruptcy, dissolution, liquidation or reorganization of any Loan Party, or upon or as a result of the appointment of a receiver, intervenor or conservator of, or trustee or similar officer for, any Loan Party or any substantial part of its property, or otherwise, all as though such payment had not been made.”

SECTION 1.18 Amendments to Section 10.08. Section 10.08 is hereby amended by inserting the following at the end of such section:

(d) Notwithstanding anything herein to the contrary, the Administrative Agent, the Collateral Agent and any applicable Loan Party may (but shall not be obligated to) amend any Loan Document without the consent of any Lender (including, at the reasonable request of the Borrower from time to time, to make such changes as the Borrower reasonably deems necessary or advisable) in order to cause (i) the Obligations under Secured Performance Bonding Arrangements to be secured by the Collateral, (ii) the Obligations under Secured Performance Bonding Arrangements to be Secured Obligations under any Security Document and (iii) the Lender Providers to be Secured Parties under the Loan Documents.

SECTION 1.19 Amendments to Section 10.20. Section 10.20 of the Credit Agreement is hereby amended by (i) inserting the words “, the Performance Bonding Arrangements” immediately following the words “Loan Documents” each time it appears in clauses (a) or (b) of such section; (ii) inserting the words “, any Performance Bonding Arrangement” immediately following the words “any Loan Document” in clause (a) of such section; and (iii) inserting the words “, any Secured Performance Bonding Arrangement” immediately following the words “reasonably incidental to the foregoing)” in clause (b) of such section.

SECTION 1.20 Amendment to Exhibit L. Exhibit L of the Credit Agreement is hereby amended by inserting “, Obligations in respect of any Secured Performance Bonding Arrangements” immediately following the words “Obligations in respect of any Secured Hedging Agreement” each place it appears in Exhibit L.

SECTION 1.21 Amendment to Schedule 5.17. Schedule 5.17 is hereby amended and restated as set forth in Annex A hereto.

SECTION 1.22 Additional Provision. The Lender Provider Joinder attached as Annex B to this Second Amendment is hereby inserted as Exhibit K-3 to the Credit Agreement.

ARTICLE II

CONSENTS AND AUTHORIZATIONS

SECTION 2.1 Each of the Borrower, Holdings, each Subsidiary Guarantor and each Lender party hereto hereby authorizes (a) Morgan Stanley Senior Funding, Inc., in its capacity as a Joint Lead Arranger in connection with this Second Amendment, in consultation with the Borrower and the Administrative Agent, to determine all amounts, percentages and other information with respect to the Loans of each Lender on and as of the Second Amendment Effective Date (including, without limitation, by reallocating all or any portion of such Lender’s Loans in respect of any Credit Agreement Facility to another Credit Agreement Facility), which amounts, percentages and other information may be determined only upon receipt by the Administrative Agent of the signature pages of all Lenders party

NOTE: A request for confidential treatment has been made with respect to the portions of the following document that are marked with [*CONFIDENTIAL*]. The redacted portions have been filed separately with the SEC.

hereto, and (b) the Administrative Agent to enter and complete all such amounts, percentages and other information in the Register maintained pursuant to Section 10.04(d) of the Amended Credit Agreement (as defined below), as appropriate; provided that the final allocation of Loans, the aggregate amount of each Credit Agreement Facility and (to the extent consent of the Borrower would be required pursuant to Section 10.04(b)(iii) of the Credit Agreement in connection with an assignment of Loans to a new Lender) the selection of new Lenders, in each case, solely as of the Second Amendment Effective Date, shall be subject to the approval of the Borrower (such approval not to be unreasonably withheld or delayed). For the avoidance of doubt, no such approval of the Borrower shall be required in connection with the primary syndication of the Credit Agreement Facilities in connection with this Second Amendment, except in the case of assignments to Disqualified Institutions to the extent required pursuant to Section 10.04(b)(iii)(A) of the Credit Agreement. The Administrative Agent’s determination and entry and completion shall be conclusive, and shall be conclusive evidence of the existence, amounts, percentages and other information with respect to the obligations of the Borrower under the Amended Credit Agreement, in each case, absent manifest error. For the avoidance of doubt, the provisions of Article IX and Section 9.03 of the Amended Credit Agreement shall apply to any determination, entry or completion made by Morgan Stanley Senior Funding, Inc., in its capacity as a Joint Lead Arranger in connection with this Second Amendment, or the Administrative Agent pursuant to this Section 2.1. Each of the Borrower, Holdings, the Subsidiary Guarantors, the Administrative Agent and the Lenders party hereto hereby acknowledges and agrees that the determinations, reallocations and other matters set forth in this Section 2.1 do not utilize the Incremental Facilities provisions of Section 2.22 of the Credit Agreement.

SECTION 2.2 Each Lender party hereto hereby consents to its respective allocation of the Loans after giving effect to this Second Amendment and the transactions contemplated herein, as well as in any Assignment and Assumption entered into by such Lender pursuant to Section 10.04 of the Credit Agreement required to effect such allocation, on the Second Amendment Effective Date as set forth in the Register (as such respective allocation has been indicated by the New Arrangers to such Lender on or prior to the Second Amendment Effective Date). Each undersigned Lender hereby irrevocably authorizes and directs the Administrative Agent and the Collateral Agent to enter into any amendments to any Loan Document, to make or amend such filings, registrations or notices, to take such other actions (including on such Lender’s behalf) and to exercise such other powers, rights and remedies under the Loan Documents to cause (i) the Obligations under Secured Performance Bonding Arrangements to be secured by the Collateral, (ii) the Obligations under Secured Performance Bonding Arrangements to be Secured Obligations under any Security Document and (iii) for the Lender Providers to be Secured Parties under the Loan Documents, together with such powers, rights and remedies as are reasonable incidental to the thereto.

SECTION 2.3 Each Existing Lender that shall have executed and delivered a signature page to this Second Amendment electing the “Consent” option shall be deemed to agree, upon the effectiveness of this Second Amendment on the Second Amendment Effective Date, and of any Assignment and Assumption entered into by such Existing Lender pursuant to Section 10.04 of the Credit Agreement, that all (or such lesser amount as the New Arrangers may allocate to such Existing Lender pursuant to Sections 2.1 and 2.2 hereof) of its existing Loans shall constitute Loans under the Credit Agreement as amended by this Second Amendment (the “Amended Credit Agreement”) (with all prepayment premiums and all accrued and unpaid interest on Loans, held immediately prior to the transactions contemplated by this Second Amendment, up to, but excluding the Second Amendment Effective Date being due and payable by the Borrower on the Business Day prior to the Second Amendment Effective Date) and agrees, to the extent required, to enter into an Assignment and Assumption pursuant to Section 10.04 of the Credit Agreement to reflect such allocation.

SECTION 2.4 Each Existing Lender that shall have executed and delivered a signature page to this Second Amendment electing the “Consent and Repayment” option and has entered into a related

NOTE: A request for confidential treatment has been made with respect to the portions of the following document that are marked with [*CONFIDENTIAL*]. The redacted portions have been filed separately with the SEC.

Assignment and Assumption, shall be repaid in full on the Second Amendment Effective Date, including for all accrued and unpaid interest, fees, expenses, prepayment premiums and other compensation owed to such Existing Lender pursuant to the Credit Agreement and this Second Amendment, and such Existing Lender’s Loans shall be assigned in the manner set forth in the memorandum provided to the Lenders on August 5, 2013. Each such Existing Lender agrees to enter into an Assignment and Assumption pursuant to Section 10.04 of the Credit Agreement to reflect its new allocation of Loans under the Credit Agreement.

SECTION 2.5 Each Lender not party to the Credit Agreement prior to the Second Amendment Effective Date (each, a “Joining New Lender”) that shall have executed and delivered a signature page to this Second Amendment electing the “Joining New Lender Consent” option agrees that it shall be deemed to have consented to the matters set forth in this Second Amendment as of the Second Amendment Effective Date.

SECTION 2.6 Each Lender party hereto hereby (a) authorizes and consents to (i) this Second Amendment and the Amended Credit Agreement and the transactions contemplated hereby and thereby, (ii) any and all amendments, amendments and restatements, supplements and other modifications to each of the Loan Documents, the exhibits and schedules thereto and each other ancillary document (all such amendments, amendments and restatements, supplements, modifications and ancillary documents, together with this Second Amendment, the Amended Credit Agreement and the other Loan Documents, the “Transaction Documents”), in each case, to the extent necessary or appropriate, in the reasonable opinion of the Administrative Agent, the Collateral Agent or the New Arrangers, to reflect and/or effect the amendments and modifications set forth in this Second Amendment and in the Amended Credit Agreement, and (iii) the execution and delivery by the Administrative Agent and/or the Collateral Agent, as applicable, on its behalf of each of the Transaction Documents, and (b) directs each of the Administrative Agent and the Collateral Agent to execute and deliver each such Transaction Document.

ARTICLE III

CONDITIONS TO EFFECTIVENESS

(a) This Second Amendment shall become effective only upon the satisfaction of all of the following conditions (the date of satisfaction of such conditions being referred to herein as the “Second Amendment Effective Date”); provided that the effectiveness of Sections 1.1(d), 1.1(g), 1.1(j), 1.1(m) (with respect to the insertions of the terms “Lender Provider”, “Lender Provider Joinder”, “Performance Bonding Obligations” and “Secured Performance Bonding Arrangement”, 1.4, 1.6, Section 1.11, 1.12, 1.13, 1.16, 1.17, 1.18, 1.19, 1.20 and 1.22 of this Second Amendment shall also be subject to the additional conditions set forth in clause (b) below, without affecting the effectiveness of any other provisions of this Second Amendment:

SECTION 3.1 This Second Amendment shall have been duly executed by the Borrower, Holdings, Parent, each Subsidiary Guarantor, the Administrative Agent and each of the Lenders, and in each case delivered to the Administrative Agent.

SECTION 3.2 Before and after giving effect to this Second Amendment, no Default or Event of Default shall have occurred and be continuing or would result therefrom.

SECTION 3.3 The representations and warranties set forth in Article III of the Credit Agreement and in each other Loan Document (including those set forth in Article IV of this Second Amendment) shall be true and correct in all material respects (except to the extent any such representation and warranty itself is qualified by “materiality”, “Material Adverse Effect” or similar qualifier, in which

NOTE: A request for confidential treatment has been made with respect to the portions of the following document that are marked with [*CONFIDENTIAL*]. The redacted portions have been filed separately with the SEC.

case, it shall be true and correct in all respects) on and as of the Second Amendment Effective Date with the same effect as though made on and as of such date, except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties were true and correct in all material respects (except to the extent any such representation and warranty itself is qualified by “materiality”, “Material Adverse Effect” or similar qualifier, in which case, it was true and correct in all respects) as of such earlier date.

SECTION 3.4 The Administrative Agent and the New Arrangers shall have received a certificate, dated the Second Amendment Effective Date and signed by a Financial Officer of Parent, confirming compliance with the conditions precedent set forth in Sections 3.2 and 3.3 hereof.

SECTION 3.5 The Agents, the New Arrangers and the Lenders shall have received all fees, interest, premiums and other amounts due and payable on or prior to the Second Amendment Effective Date, including, to the extent invoiced reasonably prior thereto with appropriate supporting detail, reimbursement or payment of all out-of-pocket expenses required to be reimbursed or paid by the Loan Parties hereunder or under any other Loan Document (including, without limitation, the reasonable out-of-pocket fees and expenses of counsel to the Agents and the New Arrangers and any fees and other amounts payable to the Agents, the New Arrangers and the Lenders as separately agreed upon in writing).

SECTION 3.6 Without limiting their respective obligations under Section 6.10 hereof and Section 5.09 of the Credit Agreement, each applicable Loan Party shall have duly authorized, executed, notarized, translated, as applicable, registered and delivered to the Administrative Agent and the Collateral Agent such amendments, supplements, reaffirmations or modifications to the Security Documents, and such corporate or other resolutions, as may be necessary or advisable in connection with this Second Amendment and the transactions contemplated hereby in order to ensure that the Collateral Agent, for the benefit of the Secured Parties (other than Lender Providers), continues to have a valid, perfected, first priority Lien on all Collateral (subject, in the case of priority only, to Permitted Prior Liens (as defined in the Pledge and Security Agreement), and all corporate approvals, opinions, certificates, instruments and other documents with respect thereto. Notwithstanding this Section 3.6 and without limiting their respective obligations under Section 6.10 hereof and Section 5.09 of the Credit Agreement, the notarization, translation, as applicable, registration and delivery of any Security Documents governed by Brazilian law or to which any Loan Party organized in Brazil is a party (and any related registrations or filings) shall not be a condition to the effectiveness of this of this Second Amendment.

(b) Without limiting, and in addition to, the conditions set forth in clause (a) above, but without affecting the effectiveness of any other provisions of this Second Amendment, Sections 1.1(d), 1.1(g), 1.1(j), 1.1(m) (with respect to the insertions of the terms “Lender Provider”, “Lender Provider Joinder”, “Performance Bonding Obligations” and “Secured Performance Bonding Arrangement”, 1.4, 1.6, Section 1.11, 1.12, 1.13, 1.16, 1.17, 1.18, 1.19, 1.20 and 1.22 of this Second Amendment shall become effective only upon the satisfaction of all of the following additional conditions:

The Administrative Agent shall have received (i) a certificate of the Secretary or Assistant Secretary or authorized signatory of each Loan Party (or other competent officer or director), certifying (A) that the certificate or articles of incorporation, formation or organization (or foreign equivalent thereof, if applicable in such jurisdiction) of each Loan Party, and the by-laws, limited liability company agreement, operating agreement, limited partnership agreement or other applicable governing document of each Loan Party, have not been amended, amended and restated, supplemented or otherwise modified since the date of the certificate furnished to the Administrative Agent on the Closing Date pursuant to the Credit Agreement, or if any such documents have been amended, amended and restated, supplemented or otherwise modified since the date of the certificate furnished to the Administrative Agent on the Closing Date pursuant to the Credit Agreement, attaching true and complete copies of such documents (in the case

NOTE: A request for confidential treatment has been made with respect to the portions of the following document that are marked with [*CONFIDENTIAL*]. The redacted portions have been filed separately with the SEC.

of any such certificate or articles of incorporation, formation or organization (or foreign equivalent thereof, if applicable in such jurisdiction), certified as of a recent date by the Secretary of State (or foreign equivalent, if any) of the state or other jurisdiction of its incorporation, formation or organization), and attaching a certificate as to the good standing (or foreign equivalent, if any) of each Loan Party, in each case as of a recent date, from the applicable Secretary of State (or foreign equivalent, if any) of the state or other jurisdiction of incorporation, formation or organization of each Loan Party, (B) that attached thereto is a true and complete copy of resolutions duly adopted by the Board of Directors (or any other competent corporate body) of such Loan Party or such other Person, authorizing (1) the execution, delivery and performance of this Second Amendment and the other Loan Documents, certificates, instruments and other documents contemplated hereby, (2) the transactions contemplated by this Second Amendment and such other Loan Documents, certificates, instruments and other documents, (3) in the case of each Guarantor, the guarantee of the Obligations (after giving effect to this Second Amendment) pursuant to the Amended Credit Agreement, and, in the case of the Borrower, each Guarantor and each applicable Restricted Subsidiary, the grant of Liens and security interests as and to the extent provided in the Security Documents (after giving effect to this Second Amendment), and that such resolutions have not been modified, rescinded or amended and are in full force and effect, (4) if required under applicable law, that attached thereto is a true and complete copy of resolutions duly adopted by all the holders of the issued shares of such Loan Party or such other Person, authorizing the execution, delivery and performance of the Loan Documents to which such Person is a party and the guarantee of the Obligations (after giving effect to this Second Amendment) pursuant to the Amended Credit Agreement, and the grant of Liens and security interests as and to the extent provided in the Security Documents (after giving effect to this Second Amendment), and that such resolutions have not been modified, rescinded or amended and are in full force and effect, (5) as to the incumbency (if applicable) and specimen signature of each officer executing this Second Amendment or any other Loan Document, certificate, instrument or other document delivered in connection herewith on behalf of such Loan Party or such other Person, and (6) if applicable, and in respect of Guarantors incorporated under Dutch law only, that attached thereto are true and complete copies of (x) the request for advice from each works council (ondernemingsraad) or central or European works council with jurisdiction over the transactions contemplated by this Second Amendment and the other Loan Documents, certificates, instruments and other documents contemplated hereby and (y) the unconditional positive advice from such works council permitting the aforementioned provisions of this Second Amendment to become effective, (ii) if market practice in the jurisdiction of the relevant Loan Party or other Person, a certificate of another officer as to the incumbency (if applicable) and specimen signature of the Secretary or Assistant Secretary or authorized signatory (or other competent officer or director) executing the certificate pursuant to clause (i) above.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

In order to induce the Administrative Agent and the Lenders to enter into this Second Amendment, and to amend the Credit Agreement in the manner provided herein, each Loan Party hereby represents and warrants to the Administrative Agent, the Lenders and the New Arrangers that, on and as of the Second Amendment Effective Date:

SECTION 4.1 Power. Each Loan Party has the power and authority to execute and deliver this Second Amendment, and to perform its obligations under this Second Amendment and the Amended Credit Agreement.

SECTION 4.2 Authorization; No Conflict. The execution and delivery by each Loan Party of this Second Amendment, the performance by each Loan Party of this Second Amendment and the Amended Credit Agreement, and the consummation of the transactions contemplated hereby and thereby,

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document that are marked with [*CONFIDENTIAL*]. The redacted portions have been filed separately with the SEC.

(a) have been duly authorized by all requisite corporate or other applicable organizational action and, if required, stockholder action of such Loan Party, and (b) will not (i) violate (A) any provision of material applicable law, statute, rule or regulation, (B) any of the certificate or articles of incorporation or other organizational or constitutive documents or by-laws (or applicable foreign equivalent) of such Loan Party or its Restricted Subsidiaries, or (C) any material order of any Governmental Authority, (ii) conflict with, result in a breach of or constitute (alone or with due notice or lapse of time or both) a default under, or give rise to any right to accelerate or to require the prepayment, repurchase or redemption of any obligation under, or require the granting of any Liens (other than any Lien created hereunder or under the Security Documents) to secure the obligations under, any provision of any indenture, agreement, contract, undertaking or instrument to which such Loan Party or any of its Restricted Subsidiaries is a party or by which any of them or any of their respective assets or properties is or may be bound, except to the extent that such conflict, breach, default, right to accelerate, requirement to prepay, repurchase or redeem or requirement to grant a Lien could not reasonably be expected to have a Material Adverse Effect or (iii) require any approval of stockholders, members or partners or any approval or consent of any Person under any indenture, agreement, contract, undertaking or instrument to which such Loan Party or any of its Restricted Subsidiaries is a party or by which any of them or any of their respective assets or properties is or may be bound, except for (1) such approvals or consents which have been obtained and are in full force and effect and (2) any such approvals or consents the failure of which to obtain, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect.

SECTION 4.3 Governmental Approvals. The execution and delivery by each Loan Party of this Second Amendment, the performance by each Loan Party of this Second Amendment and the Amended Credit Agreement, and the consummation of the transactions contemplated hereby and thereby, do not require any registration or filing with, consent, exemptions, authorizations or approval of, or notice to, or other action to, with or by, any Governmental Authority except (a) for those filings and recordings with respect to Collateral to be executed, delivered and filed after the Second Amendment Effective Date as provided in the Security Documents, (b) such as have been made or obtained and are in full force and effect and (c) those registrations, approvals, consents, exemptions, authorizations or other actions, notices or filings, the failure of which to obtain or make could not reasonably be expected to have a Material Adverse Effect.

SECTION 4.4 Enforceability. This Second Amendment has been duly executed and delivered by each Loan Party and, subject to the Legal Reservations (if and to the extent applicable), each of this Second Amendment and the Amended Credit Agreement constitutes a legal, valid and binding obligation of each Loan Party, enforceable against such Loan Party in accordance with its terms, in each case subject to the Legal Reservations (if and to the extent applicable) and applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors’ rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law.

SECTION 4.5 Absence of Default. Before and after giving effect to this Second Amendment, no Default or Event of Default shall have occurred and be continuing or would result therefrom.

SECTION 4.6 Secured Hedging Agreements and Secured Performance Bonding Arrangements. As of the Second Amendment Effective Date, there are no Secured Hedging Agreements or Secured Performance Bonding Arrangements in effect and there are no obligations of any Loan Party outstanding under any Secured Hedging Agreement or any Secured Performance Bonding Arrangement.

SECTION 4.7 Incorporation of Representations and Warranties. The representations and warranties set forth in Article III of the Credit Agreement and in each other Loan Document (including those set forth in Article IV of this Second Amendment) shall be true and correct in all material respects (except to the extent any such representation and warranty itself is qualified by “materiality”, “Material

NOTE: A request for confidential treatment has been made with respect to the portions of the following document that are marked with [*CONFIDENTIAL*]. The redacted portions have been filed separately with the SEC.

Adverse Effect” or similar qualifier, in which case, it shall be true and correct in all respects) on and as of the Second Amendment Effective Date with the same effect as though made on and as of such date, except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties were true and correct in all material respects (except to the extent any such representation and warranty itself is qualified by “materiality”, “Material Adverse Effect” or similar qualifier, in which case, it was true and correct in all respects) as of such earlier date.

ARTICLE V

REAFFIRMATION, ACKNOWLEDGMENT AND CONSENT

Each of the Borrower, Holdings, Parent and each Subsidiary Guarantor (for purposes of this Article IV, a “Reaffirming Party”) hereby acknowledges that it (a) has reviewed the terms and provisions of this Second Amendment, (b) consents to the amendments to the Credit Agreement effected pursuant to this Second Amendment and consents to the terms, conditions and other provisions of this Second Amendment, and (c) consents to each of the transactions contemplated hereby. Each Reaffirming Party hereby confirms that each Loan Document to which it is a party or otherwise bound and all Collateral encumbered thereby will continue to guarantee or secure, as the case may be, to the fullest extent possible in accordance with the Loan Documents the payment and performance of all “Guaranteed Obligations”, “Obligations” or “Secured Obligations”, as applicable (including all such Guaranteed Obligations, Obligations and Secured Obligations as amended, extended, modified, reaffirmed and/or increased pursuant to this Second Amendment) under each of the Loan Documents to which it is a party (in each case as such terms are defined in the applicable Loan Document).

Without limiting the generality of the foregoing, each Reaffirming Party hereby confirms, ratifies and reaffirms its payment obligations, guarantees, pledges, grants of security interests and other obligations, as applicable, under and subject to the terms of each of the Loan Documents to which it is a party. For the avoidance of doubt, nothing in this Second Amendment shall constitute a new grant of security interest or restart any hardening period.

Each Reaffirming Party acknowledges and agrees that each of the Loan Documents to which it is a party or otherwise bound shall continue in full force and effect and that all of its payment obligations (including pursuant to Section 10.20 of the Credit Agreement), guarantees, pledges, grants of security interests and other obligations, as applicable, under and subject to the terms of such Loan Documents shall be valid and enforceable and shall not be impaired or limited by the execution or effectiveness of this Second Amendment or any of the transactions contemplated hereby.

Each of Holdings, Parent and each Subsidiary Guarantor acknowledges and agrees that (a) notwithstanding the conditions to effectiveness set forth in this Second Amendment, such Person is not required by the terms of the Credit Agreement or any other Loan Document to consent to the amendments to the Credit Agreement effected pursuant to this Second Amendment and (b) nothing in this Second Amendment shall be deemed to require the consent of such Person to any future amendments to the Credit Agreement.

ARTICLE VI

MISCELLANEOUS

SECTION 6.1 Expenses. Parent and the Borrower agree, jointly and severally, to pay promptly (a) all the reasonable and documented out-of-pocket costs and expenses of the Agents and the New Arrangers incurred in connection with the negotiation, preparation, execution, delivery and administration of this Second Amendment and any other documents prepared in connection herewith, including, without limitation, any Security Documents (and amendments, supplements, reaffirmations or modifications

NOTE: A request for confidential treatment has been made with respect to the portions of the following document that are marked with [*CONFIDENTIAL*]. The redacted portions have been filed separately with the SEC.

thereto), Lender Provider Joinders and other Loan Documents and any opinions, certificates, instruments and other documents necessary or advisable in connection with the transactions contemplated by this Second Amendment, including, without limitation, as contemplated by Section 6.10 hereof, and (b) all other costs and expenses incurred in connection with this Second Amendment and the transactions contemplated hereby to the extent required by Section 10.05 of the Credit Agreement. The Borrower hereby confirms that the indemnification provisions set forth in Section 10.05 of the Credit Agreement shall apply to this Second Amendment and such losses, claims, damages, liabilities, costs and expenses (as more fully set forth therein as applicable) which may arise herefrom or in connection herewith.

SECTION 6.2 New Arrangers. The Borrower agrees that (a) the New Arrangers shall be entitled to the privileges, indemnification, immunities and other benefits afforded to the Agents pursuant to Article IX and Section 10.05 of the Credit Agreement and (b) except as otherwise agreed to in writing by the Borrower and the New Arrangers, the New Arrangers shall have no duties, responsibilities or liabilities with respect to this Second Amendment, the Credit Agreement or any other Loan Document.

SECTION 6.3 Loan Document Pursuant to Credit Agreement. This Second Amendment is a Loan Document executed pursuant to, and in accordance with, the Credit Agreement and shall (unless otherwise expressly indicated therein) be construed, administered and applied in accordance with all of the terms and provisions of the Credit Agreement, including Article X thereof. The provisions of Sections 10.11, 10.15, 10.19 and 10.21 of the Credit Agreement are hereby incorporated by reference, mutatis mutandis, and shall apply with like effect to this Second Amendment as if fully set forth herein.

SECTION 6.4 Successors and Assigns. This Second Amendment shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

SECTION 6.5 Severability. In the event any one or more of the provisions contained in this Second Amendment should be held invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby (it being understood that the invalidity of a particular provision in a particular jurisdiction shall not in and of itself affect the validity of such provision in any other jurisdiction). The parties shall endeavor in good-faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

SECTION 6.6 Counterparts. This Second Amendment may be executed in counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original but all of which when taken together shall constitute a single contract, and shall become effective as provided in Article III above. Delivery of an executed signature page to this Second Amendment by facsimile transmission or in electronic (e.g., “pdf” or “tif”) format shall be as effective as delivery of a manually signed counterpart of this Second Amendment.

SECTION 6.7 Applicable Law. THIS SECOND AMENDMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER (INCLUDING, WITHOUT LIMITATION, ANY CLAIM, CONTROVERSY, DISPUTE OR CAUSE OF ACTION, WHETHER SOUNDING IN CONTRACT LAW OR TORT LAW OR OTHERWISE, BASED UPON, ARISING OUT OF OR RELATING TO THE SUBJECT MATTER HEREOF AND ANY DETERMINATIONS WITH RESPECT TO POST-JUDGMENT INTEREST) SHALL BE GOVERNED BY, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO CONFLICT OF LAWS PRINCIPLES THEREOF THAT WOULD RESULT IN THE APPLICATION OF ANY LAW OTHER THAN THE LAW OF THE STATE OF NEW YORK.

NOTE: A request for confidential treatment has been made with respect to the portions of the following document that are marked with [*CONFIDENTIAL*]. The redacted portions have been filed separately with the SEC.

SECTION 6.8 Full Force and Effect; Limited Amendment.

(a) Except as expressly set forth herein, this Second Amendment shall not by implication or otherwise limit, impair, constitute a waiver of or otherwise affect the rights and remedies of any Agent, any Lender or any other Secured Party under the Credit Agreement or any other Loan Document, and shall not alter, modify, amend or in any way affect any of the Obligations or any of the terms, conditions, obligations, covenants or agreements contained in the Credit Agreement or any other provision of the Credit Agreement or of any other Loan Document, all of which are ratified and affirmed in all respects and shall continue in full force and effect. Nothing herein shall be deemed to entitle any Loan Party to a consent to, or a waiver, amendment, modification or other change of, any of the Obligations or any of the terms, conditions, obligations, covenants or agreements contained in the Credit Agreement or any other Loan Document in similar or different circumstances.

(b) On the Second Amendment Effective Date, the Credit Agreement shall be amended as provided herein. On and after the Second Amendment Effective Date, each reference in the Credit Agreement to “this Agreement”, “hereunder”, “hereof”, “herein” or words of like import referring to the Credit Agreement, and each reference in the other Loan Documents to the “Credit Agreement”, “thereunder”, “thereof” or words of like import referring to the Credit Agreement shall mean and be a reference to the Credit Agreement as amended by this Second Amendment. The parties hereto acknowledge and agree that: (i) this Second Amendment and any other Loan Documents executed and delivered in connection herewith do not constitute a novation, or termination of the “Obligations” or the “Secured Obligations” (as defined in the applicable Loan Documents) as in effect prior to the Second Amendment Effective Date; (ii) such “Obligations” and “Secured Obligations” are in all respects continuing with only the terms thereof being modified to the extent provided in this Second Amendment; and (iii) the Guaranties and the Liens and security interests as granted under the Loan Documents securing payment of such “Obligations” and “Secured Obligations” are in all such respects continuing in full force and effect and secure the payments of the “Obligations” and “Secured Obligations”, respectively.

SECTION 6.9 Headings. The headings of this Second Amendment are for purposes of reference only and shall not limit or otherwise affect the meaning hereof.

SECTION 6.10 Further Assurances.

(a) Without limiting their respective obligations under Section 5.09 of the Credit Agreement, each of the Loan Parties shall execute and deliver such additional documents (including, without limitation, any Security Documents (and amendments, supplements, reaffirmations or modifications thereto), Lender Provider Joinders and any other Loan Documents, and any opinions, certificates, resolutions, instruments and other documents), and take such additional actions as may be reasonably requested by the Administrative Agent or the New Arrangers to effectuate the purposes of this Second Amendment, including any amendments to any Loan Document to cause (i) the Obligations under Secured Performance Bonding Arrangements to be secured by the Collateral, (ii) the Obligations under Secured Performance Bonding Arrangements to be Secured Obligations under any Security Document and (iii) the Lender Providers to be Secured Parties under the Loan Documents.

(b) The Loan Parties shall undertake the notarization, translation, as applicable, registration and delivery of any Security Documents governed by Brazilian law or to which any Loan Party organized in Brazil is a party (and any related registrations or filings and opinions) within 30 days of the Second Amendment Effective Date.

[Remainder of page intentionally left blank.]

NOTE: A request for confidential treatment has been made with respect to the portions of the following document that are marked with [*CONFIDENTIAL*]. The redacted portions have been filed separately with the SEC.

IN WITNESS WHEREOF, the parties hereto have caused this Second Amendment to be duly executed and delivered by their respective proper and duly authorized officers as of the day and year first above written.

ALCATEL-LUCENT USA INC.,
as Borrower

By:	/s/ Paul Tufano
Name:	Paul Tufano
Title:	Authorized Signatory

ALCATEL-LUCENT HOLDINGS INC.,
as Holdings and a Guarantor

By:	/s/ Paul Tufano
Name:	Paul Tufano
Title:	Authorized Signatory

ALCATEL LUCENT,
as Parent and a Guarantor

By:	/s/ Paul Tufano
Name:	Paul Tufano
Title:	Chief Financial Officer

ALCATEL-LUCENT DEUTSCHLAND AG
as a Guarantor

By:	/s/ Wilhelm Dresselhaus
Name:	Wilhelm Dresselhaus
Title:	Chairman of the Board

ALCATEL-LUCENT HOLDING GMBH
as a Guarantor

By:	/s/ Andreas Gehe
Name:	Andreas Gehe
Title:	Managing Director

Second Amendment (Alcatel-Lucent USA Inc.) NOTE: A request for confidential treatment has been made with respect to the portions of the following

document that are marked with [*CONFIDENTIAL*]. The redacted portions have been filed separately with the SEC.

ALCATEL-LUCENT CANADA INC.
ALCATEL-LUCENT PARTICIPATIONS
ALCATEL-LUCENT UK LIMITED
ALCATEL-LUCENT TELECOM LIMITED
ALCATEL-LUCENT N.V.
ALCATEL-LUCENT SERVICES INTERNATIONAL B.V.
ALCATEL-LUCENT NEDERLAND B.V.
ALCATEL-LUCENT MANAGED SOLUTIONS LLC
LUCENT VENTURE PARTNERS INC.
ALCATEL-LUCENT INTERNATIONAL HOLDINGS INC.
ALCATEL-LUCENT OAP LLC
AG COMMUNICATION SYSTEMS CORPORATION
LUCENT TECHNOLOGIES GRL LLC
WESTERN ELECTRIC COMPANY, INCORPORATED
BELL LABORATORIES, INC.
NASSAU METALS CORPORATION
ALCATEL-LUCENT EASTERN VENTURES HOLDINGS INC.
ALCATEL-LUCENT WORLD SERVICES INC.
ALCATEL-LUCENT AMERICAS HOLDINGS INC.
ALCATEL-LUCENT THAILAND HOLDINGS INC.
ALCATEL-LUCENT MANAGEMENT SERVICES INC.
ALCATEL-LUCENT EURASIA HOLDINGS INC.
ASCEND COMMUNICATIONS, INC.
WESTERN ELECTRIC INTERNATIONAL, INCORPORATED
in each case, as a Guarantor

By:	/s/ Xavier Langlois D’Estaintot
Name:	Xavier Langlois D’Estaintot
Title:	Authorized Signatory

ALCATEL-SERVIÇOS EM TELECOMUNICAÇÕES S.A.
ALCATEL-LUCENT BRASIL S.A.
ALCATEL EQUIPAMENTOS LTDA
in each case, as a Guarantor

By:	/s/ Javier Rodriguez Falcon
Name:	Javier Rodriguez Falcon
Title:	Director and President

By:	/s/ Luis Tonisi
Name:	Luis Tonisi
Title:	Director Commercial

Second Amendment (Alcatel-Lucent USA Inc.) NOTE: A request for confidential treatment has been made with respect to the portions of the following

document that are marked with [*CONFIDENTIAL*]. The redacted portions have been filed separately with the SEC.

ALCATEL-LUCENT UK LIMITED
ALCATEL-LUCENT TELECOM LIMITED
in each case, as a Guarantor

By:	/s/ L.A. Sadiq
Name:	L.A. Sadiq
Title:	Director

Second Amendment (Alcatel-Lucent USA Inc.) NOTE: A request for confidential treatment has been made with respect to the portions of the following

document that are marked with [*CONFIDENTIAL*]. The redacted portions have been filed separately with the SEC.

CREDIT SUISSE AG, CAYMAN ISLANDS BRANCH, as Administrative Agent

By:	/s/ Kevin Buddhdew
Name:	Kevin Buddhdew
Title:	Authorized Signatory

By:	/s/ Alex Verdone
Name:	Alex Verdone
Title:	Authorized Signatory

Second Amendment (Alcatel-Lucent USA Inc.) NOTE: A request for confidential treatment has been made with respect to the portions of the following

document that are marked with [*CONFIDENTIAL*]. The redacted portions have been filed separately with the SEC.

Lender:[1]
,
as Lender

	Existing Position:[2]	Election Options:[3]
		Option A	Option B
		Consent (Cashless)	Consent and Repayment
US Term Loans	$	☐	☐

Euro Term Loans	€	☐	☐

Asset Sale Loans	$

Option C: Joining New Lender Consent / Additional Term Loans4

$	€

Signature:

By:
Name:
Title:

[Insert second signature block if applicable]

[1]	Insert name of legal entity.
[2]	Indicate the existing principal amount of Loans currently held by the designated Lender (amount included for informational purposes only; in the event of immaterial discrepancies the Administrative Agent’s Register will prevail).
[3]	Select either Option A or B only with respect to the US or Euro Term Loans; designated Lenders will also be deemed to have consented to the Second Amendment with respect to their Asset Sale Loan positions, if any (which are expected to be repaid with the proceeds of the 8.875% Senior Notes due 2010). Any Lender that does not consent to the Second Amendment by 5:00 p.m. (New York City time) on Thursday, August 8, 2013 will be subject to having its US and Euro Term Loans assigned to Morgan Stanley Senior Funding, Inc. in accordance with Section 2.21(a) of the Credit Agreement (as amended by the Second Amendment).
[4]	Indicate additional amount of US and/or Euro Term Loans, if any, requested by the designated (existing or new) Lender.

NOTE: A request for confidential treatment has been made with respect to the portions of the following document that are marked with [*CONFIDENTIAL*]. The redacted portions have been filed separately with the SEC.

Annex A to Second Amendment to

Credit and Guaranty Agreement

Schedule 5.17

Inactive Holdcos and Subsidiaries

Dormant Subsidiaries

Owner	Dormant Subsidiary	Jurisdiction of Organization of Dormant Entity	Notes
Alcatel Lucent	SEIZELEC	France	Dormant

Alcatel Lucent	Quatorzelec	France	Dormant

Alcatel Lucent	Camilec	France	Dormant

Alcatel Lucent	Antelec	France	Dormant

Alcatel-Lucent Canada Inc.	Newbridge Networks International Corporation	Barbados	Dormant

Alcatel-Lucent Participations	Europe*Star Limited	England	Alcatel-Lucent Participations holds a 95% interest in this JV. Its current assets are fully offset by its liabilities. Although not “dormant”, this entity has no operational activity.

NOTE: A request for confidential treatment has been made with respect to the portions of the following document that are marked with [*CONFIDENTIAL*]. The redacted portions have been filed separately with the SEC.

Inactive Subsidiaries

Owner	Restricted Subsidiary	Jurisdiction of Organization of Restricted Subsidiary	Asset/Liability information as of the Second Amendment Effective Date”
Alcatel-Lucent International Holdings Inc.	Lucent Technologies South Africa Pty Ltd	South Africa	As per Financial Statements end 2011 Assets : $680,000 (including Cash $590,000 Other Liabilities : $290,000 A per annual Financial Statement end 30 Sept 2012 : Assets : 5,902 Rand (cash only) Liabilities : 90,446 Rand No material change since then.

Alcatel-Lucent Participations	LNR Telecom S.R.O.	Czech Republic	Please see the financial statement 2011 Assets 6,317 Czech Crowns No material changes in financial statement 2012.

Alcatel-Lucent Participations	Lucent Technologies Czech Republic S.R.O.	Czech Republic	Please see the financial statement 2011 Assets : 540,000 Czech Crowns No material changes in financial statement 2012.

Alcatel-Lucent UK Limited	STC	England	Assets of no economic value.

Alcatel-Lucent Telecom Limited	Alcatel Networks Limited	England	Assets of no economic value.

Alcatel-Lucent USA Inc.	Lucent Technologies Optical Networks (Israel) Ltd.	Israel	No Assets – No liabilities

Alcatel-Lucent USA Inc.	Mobilitec Israel Ltd.	Israel	Assets : 1,518 K€ (Cash 1177 and Tax in Advance 341K€) Liabilities : 1,518K€ (Tax Accrual : 353K€ and Equity)

NOTE: A request for confidential treatment has been made with respect to the portions of the following document that are marked with [*CONFIDENTIAL*]. The redacted portions have been filed separately with the SEC.

Alcatel-Lucent International Holdings Inc.	Lucent Technologies Telecom Systems Israel (1993) Ltd.[5]	Israel	Assets: Cash: 281K€ and Tax in Advance: 225K€ ALU Israel: 1060K€ Liabilities: Equity: 1566K€

Alcatel-Lucent Participations	Skybridge GP, Inc.	U.S.A.

To the knowledge of the Loan Parties, this entity has no assets.

Entity remains dormant. There are multiple corporate governance steps required in order to dissolve this entity. The company is commencing the necessary processes needed to effectuate dissolution.

Alcatel-Lucent USA Inc.	MRAC, Inc.	U.S.A.

No material assets other than a trust account used to pay invoices. The current balance of the trust account is between €44,000 (as of July 26, 2013 and €200,000.

*CONFIDENTIAL* following completion of environmental remediation, subject to compliance with terms of the existing consent decree.

Entity remains dormant. There are continuing environmental remediation issues that impede liquidation.

5	Alcatel-Lucent World Services (US) owns 1 of 65502 shares (0.00%)

NOTE: A request for confidential treatment has been made with respect to the portions of the following document that are marked with [*CONFIDENTIAL*]. The redacted portions have been filed separately with the SEC.

Alcatel-Lucent International Holdings Inc.	P.T. Lucent Technologies Network Systems Indonesia	Indonesia

Tax liability exposure 20M€ Asset : 1,5M€ (Tax deposit)

Under liquidation since 2003 (cannot be fully liquidated since one of its shareholders was itself liquidated).

This entity is dormant, and the company considers it deemed liquidated. The liquidation process was launched in 2003. As previously discussed, one of the company’s shareholder itself has been liquidated. The Company sought consultation from KPMG on the process of liquidation.

Given the heavy tax liability exposure of about $20M and in order to mitigate the risk to the company’s employees, the company has not taken further legal action. In accordance with Indonesian practices, KPMG has indicated this company should be considered “non-active” and possibly “eliminated from tax office records”. The company is unable to sell/pledge or perform any transaction with this entity.

NOTE: A request for confidential treatment has been made with respect to the portions of the following document that are marked with [*CONFIDENTIAL*]. The redacted portions have been filed separately with the SEC.

Subsidiaries to be liquidated/dissolved

Owner	Restricted Subsidiary	Jurisdiction of Organization of Restricted Subsidiary	Asset/Liability information as of the Second Amendment Effective Date”	Notes as of Closing Date	Additional Notes as of the Second Amendment Effective Date
Alcatel-Lucent Participations	Westol Investments SA	Uruguay	The amounts of the debt to IRS can be split into two main taxes : asset taxes for around $50,000 and income deductions	In liquidation	Entity remains dormant. There are continuing tax liability issues that impede immediate liquidation. Under Uruguay law, the tax liability issues will lapse at the end of 2013. Therefore, liquidation is anticipated to commence in 2014 following resolution of the tax matters.

Alcatel-Lucent UK Limited	Lucent Technologies Network System UK	England	Remaining asset lent to Alcatel-Lucent UK Limited Loan to Alcatel-Lucent UK Limited £22.8m	In liquidation	The liquidation process was launched in 2008. Final liquidation is pending agreement on dilapidations that may not be solved until Q1 2014.
Alcatel-Lucent Services International B.V	Alcatel Baku Limited Liability Company	Azerbaijan	No Asset - No liability	In liquidation	Liquidated as of March 18, 2013.

Alcatel-Lucent Services International B.V.	Alcatel Saudi Arabia Limited[6]	Saudi Arabia	Assets: Approximately 1,200,000 SR	*CONFIDENTIAL*	Liquidation process commenced May 14, 2013.
Alcatel-Lucent Services International B.V.	Alcatel-Lucent Bosnia D.O.O. Za Proizvodnju I Trgovinu Sarajevo	Bosnia-Herzegovina		In liquidation	Following VAT de-registration in Q1 2013, the company is now closed and considered retroactively liquidated as of October 1, 2012.

[6]	Alcatel-Lucent Services International B.V. owns 51% of the shares.

NOTE: A request for confidential treatment has been made with respect to the portions of the following document that are marked with [*CONFIDENTIAL*]. The redacted portions have been filed separately with the SEC.

Owner	Restricted Subsidiary	Jurisdiction of Organization of Restricted Subsidiary	Asset/Liability information as of the Second Amendment Effective Date”	Notes as of Closing Date	Additional Notes as of the Second Amendment Effective Date
Alcatel-Lucent USA Inc.	Motive Communications GmbH	Switzerland	No Assets – No liabilities	In liquidation – in process of being erased from the commercial register	Liquidated as of February 20, 2013.
Alcatel-Lucent International Holdings Inc.	Lucent Technologies Philippines Inc.	Philippines	After Share redemption Settlement : Cash : 4.8M€ is left and will go the shareholder upon liquidation	Share redemption in course – liquidation next step.	Liquidation commenced March 4, 2013.
Alcatel-Lucent International Holdings Inc.	Lucent Technologies Italia S.p.A.	Italy	No material assets apart from the Share Capital as deposited in treasury the company has only Tax Credits (around 0.9 M Euros) currently under discussion with Tax Authorities.	In liquidation	The liquidation process was launched on December 18, 2009. There were two disputes (one related to tax liabilities and one related to claims brought by a former managing director) that have recently been resolved. As such, the General Counsel has called a meeting for July 30, 2013 in order to proceed with the approval of the “Final Liquidation Financial Statement”.
Alcatel-Lucent Americas Holdings Inc.	Lucent Technologies Italia S.p.A.	Italy	No material assets apart from the Share Capital as deposited in treasury the company has only Tax Credits (around 0.9 M Euros) currently under discussion with Tax Authorities.	In liquidation	See above.

NOTE: A request for confidential treatment has been made with respect to the portions of the following document that are marked with [*CONFIDENTIAL*]. The redacted portions have been filed separately with the SEC.

Owner	Restricted Subsidiary	Jurisdiction of Organization of Restricted Subsidiary	Asset/Liability information as of the Second Amendment Effective Date”	Notes as of Closing Date	Additional Notes as of the Second Amendment Effective Date
Alcatel-Lucent Participations	Alcatel China Trading Limited	Hong Kong	Assets : 600K€. Will go to its shareholder ALU Participations upon liquidation	*CONFIDENTIAL*	Liquidation commenced March 29, 2013.

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document that are marked with [*CONFIDENTIAL*]. The redacted portions have been filed separately with the SEC.

Annex B to Second Amendment to

Credit and Guaranty Agreement

EXHIBIT K-3

TO CREDIT AND GUARANTY AGREEMENT

FORM OF LENDER PROVIDER JOINDER

This Lender Provider Joinder, dated as of             , 201     (this “Joinder”), is being delivered by [                    ] (the “Counterparty”), Alcatel-Lucent USA Inc., a Delaware corporation (the “Borrower”), and the other Loan Parties listed in the signature pages hereof, pursuant to the requirements of (a) the Credit and Guaranty Agreement, dated as January 30, 2013 (as amended by the First Amendment thereto, dated as of April 11, 2013, and the Second Amendment thereto, dated as of August 16, 2013, and as it may be further amended, amended and restated, supplemented, replaced, refinanced, renewed, extended or otherwise modified from time to time, the “Credit Agreement”), by and among the Borrower, Alcatel-Lucent Holdings Inc., a Delaware corporation (“Holdings”), Alcatel Lucent, a société anonyme incorporated under the laws of France (“Parent”), the Subsidiary Guarantors from time to time party thereto, the Lenders from time to time party thereto, Credit Suisse AG, as administrative agent for the Lenders (in such capacity, including any successor thereto in such capacity, the “Administrative Agent”) and as collateral agent for the Secured Parties (in such capacity, including any successor thereto in such capacity, the “Collateral Agent”), and the other Agents party thereto, (b) the Pledge and Security Agreement, dated as of January 30, 2013 (as it may be amended, amended and restated, supplemented or otherwise modified from time to time, the “Pledge and Security Agreement”), by and among the Borrower, Holdings, Parent, the Subsidiary Guarantors and the other Persons from time to time party thereto and the Collateral Agent, and (c) the other Security Documents. Capitalized terms used herein without definition shall have the meaning assigned thereto in the Credit Agreement.

RECITALS:

WHEREAS, the Borrower desires to designate the arrangement described in Schedule A attached hereto, which arrangement evidences Indebtedness and related obligations of Parent and its Restricted Subsidiaries in an aggregate amount of $[        ] (the “New Performance Bonding Arrangement”) as a “Secured Performance Bonding Arrangement” under the Credit Agreement and under the Security Documents.

WHEREAS, the Credit Agreement and the Security Documents require that the Borrower and the Counterparty deliver this Joinder to the Administrative Agent and the Collateral Agent; and

WHEREAS, the Counterparty has agreed to execute and deliver this Joinder in order to become a Lender Provider and a Secured Party under the Credit Agreement and the Security Documents.

NOW, THEREFORE, it is agreed as follows:

1. Designation. The Borrower represents and warrants to the Counterparty, the Administrative Agent and the Collateral Agent that (i) the New Performance Bonding Arrangement is not being entered into for speculative purposes, (ii) the New Performance Bonding Arrangement satisfies all of the requirements of the definition of “Secured Performance Bonding Arrangement” and (iii) together with all other Secured Performance Bonding Arrangements of Parent or any of its Restricted Subsidiaries then outstanding, such New Performance Bonding Arrangement complies with Section 6.05 of the Credit Agreement. The Counterparty represents and warrants to the Borrower, the Administrative Agent and the Collateral Agent that the New Performance Bonding Arrangement satisfies all of the requirements under

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document that are marked with [*CONFIDENTIAL*]. The redacted portions have been filed separately with the SEC.

the Loan Documents of a “Secured Performance Bonding Arrangement”; provided that the Counterparty makes no representation or warranty as to whether the New Performance Bonding Arrangement, together with all other Secured Performance Bonding Arrangements of Parent or any of its Restricted Subsidiaries then outstanding, complies with Section 6.05 of the Credit Agreement. The Borrower hereby designates the New Performance Bonding Arrangement to be an “Secured Performance Bonding Arrangement” and hereby represents and warrants to the Administrative Agent and the Collateral Agent that the New Performance Bonding Arrangement satisfies all the requirements under the Loan Documents to be so designated.

2. Agreement. By executing and delivering this Joinder, the Counterparty hereby (a) confirms that it has received a copy of the Credit Agreement, the Pledge and Security Agreement and the other Security Documents, and such other documents and information as it has deemed appropriate to make its own decision to enter into this Joinder, and (b) agrees to become a party to the Pledge and Security Agreement and the other Security Documents as a Lender Provider and a Secured Party thereunder for all purposes thereof on the terms set forth therein, and to be bound by all of the terms, conditions and other provisions of the Credit Agreement, the Pledge and Security Agreement and the other Security Documents which are applicable to it as a Lender Provider and a Secured Party thereunder (including the provisions relating to the ranking of Liens and the order of application of proceeds from the enforcement of Liens) as if the undersigned had executed and delivered the Credit Agreement, the Pledge and Security Agreement and the other Security Documents as of the respective dates thereof, and further agrees to perform in accordance with the terms of the Credit Agreement, the Pledge and Security Agreement and the other Security Documents all of the obligations which by the terms of the Credit Agreement, the Pledge and Security Agreement and the other Security Documents are required to be performed by it as a Lender Provider or a Secured Party, as the case may be.

3. Lien Sharing and Priority Confirmation. The undersigned Counterparty hereby agrees, for the enforceable benefit of each existing and future Administrative Agent, each existing and future Collateral Agent and each existing and future Secured Party, and as a condition to the obligations owing to the Counterparty under the New Performance Bonding Arrangement being treated as Obligations and Guaranteed Obligations under the Credit Agreement and as “Secured Obligations” under and as defined in the Security Documents (“Secured Obligations”), that all Obligations and Secured Obligations will be and are secured equally and ratably by all Liens granted to the Collateral Agent, for the benefit of the Secured Parties, which are at any time granted by any Loan Party or any Restricted Subsidiary that is a party to a Loan Document to secure any Obligations or Secured Obligations, as applicable, whether or not upon property otherwise constituting collateral for such New Performance Bonding Arrangement, and that all Liens granted pursuant to the Security Documents will be enforceable by the Collateral Agent for the benefit of all Secured Parties equally and ratably as contemplated by the Security Documents, provided that in case of the Security Documents governed by Brazilian law, the Liens will be effective in relation to the New Performance Bonding Arrangement only after execution of the amendments to the Security Documents governed by Brazilian law and proper recordings and registrations.

4. Appointment of Collateral Agent. The Counterparty hereby (a) irrevocably appoints Credit Suisse AG (or its applicable office, branch or affiliate) as Collateral Agent for purposes of the Credit Agreement, the Pledge and Security Agreement and the other Security Documents, and (b) irrevocably authorizes, consents to and directs the Collateral Agent to perform its obligations under the Credit Agreement, the Pledge and Security Agreement and the other Security Documents and to take such actions on its behalf and to exercise such powers as are delegated to the Collateral Agent in the Credit Agreement, the Pledge and Security Agreement and the other Security Documents, together with such actions and powers as are reasonably incidental thereto, and authorizes the Collateral Agent to execute any and all Security Documents on behalf of the Counterparty and on behalf of all Secured Parties and to take such other actions to maintain and preserve the security interests granted pursuant to any and all

NOTE: A request for confidential treatment has been made with respect to the portions of the following document that are marked with [*CONFIDENTIAL*]. The redacted portions have been filed separately with the SEC.

Security Documents. The Counterparty and the Collateral Agent, on behalf of the existing Secured Parties, each hereby acknowledges and agrees that the Collateral Agent in its capacity as such shall be agent on behalf of the Counterparty and on behalf of all other Secured Parties.

5. Reaffirmation of Security Interest and Guarantees. By acknowledging and agreeing to this Joinder, each Loan Party hereby (a) confirms and reaffirms the security interests pledged and granted (or purported to be pledged and granted) pursuant to the Security Documents in favor of the Collateral Agent, for the benefit of the Secured Parties, in all of such Loan Party’s right, title and interest in the Collateral (as defined in the applicable Security Documents) (“Collateral”), whether now owned or hereafter acquired to secure the Obligations or the Secured Obligations, and agrees that such pledges and grants of security interests shall continue to be in full force and effect to the extent set forth in the Security Documents, (b) authorizes the filing of any financing statements (or foreign equivalents) describing the Collateral in the same manner as described in the applicable Security Documents or in any other manner as the Collateral Agent may determine is necessary, advisable or prudent to ensure the perfection of the security interests in the Collateral granted to the Collateral Agent hereunder or under the other applicable Security Documents, and (c) in the case of any Guarantor which is required under applicable law to have its board of directors or other corporate body authorize the grant of a guarantee with respect to the Obligations (after giving effect to this Joinder) arising pursuant to this Joinder prior to such grant, such Guarantor hereby (i) confirms that such corporate (or other applicable) authorization was granted prior to the date of this Joinder (as required by clause (b) of Section 3.6 of the Second Amendment) and (ii) undertakes to guarantee such Obligations.

6. Counterparts. This Joinder may be executed in two or more counterparts, each of which shall constitute an original but all of which when taken together shall constitute one contract. Delivery of an executed signature page to this Joinder by facsimile transmission or in electronic (e.g., “pdf” or “tif”) format shall be as effective as delivery of a manually signed counterpart of this Joinder.

7. APPLICABLE LAW. THIS JOINDER AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER (INCLUDING, WITHOUT LIMITATION, ANY CLAIM, CONTROVERSY, DISPUTE OR CAUSE OF ACTION, WHETHER SOUNDING IN CONTRACT LAW OR TORT LAW OR OTHERWISE, BASED UPON, ARISING OUT OF OR RELATING TO THE SUBJECT MATTER HEREOF AND ANY DETERMINATIONS WITH RESPECT TO POST JUDGMENT INTEREST) SHALL BE GOVERNED BY, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO CONFLICT OF LAWS PRINCIPLES THEREOF THAT WOULD RESULT IN THE APPLICATION OF ANY LAW OTHER THAN THE LAW OF THE STATE OF NEW YORK (OTHER THAN ANY MANDATORY PROVISIONS OF THE UCC RELATING TO THE LAW GOVERNING PERFECTION AND THE EFFECT OF PERFECTION OF THE SECURITY INTEREST).

8. Miscellaneous. The provisions of Sections 10.11, 10.15, 10.16, 10.19, 10.20 and 10.21 of the Credit Agreement are hereby incorporated by reference, mutatis mutandis, and shall apply with like effect to this Joinder as if fully set forth herein.

[REMAINDER OF THE PAGE INTENTIONALLY BLANK]

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document that are marked with [*CONFIDENTIAL*]. The redacted portions have been filed separately with the SEC.

IN WITNESS WHEREOF, the parties hereto have caused this Joinder to be duly executed and delivered, and the certificates and warranties contained herein to be made, as of the date first above written.

ALCATEL-LUCENT USA INC.,

By:
Name:
Title:

ALCATEL-LUCENT HOLDINGS INC.,

By:
Name:
Title:

ALCATEL LUCENT,

By:
Name:
Title:

ALCATEL LUCENT PARTICIPATIONS, S.A.,

By:
Name:
Title:

[SUBSIDIARY GUARANTORS]

By:
Name:
Title:

[COUNTERPARTY]

By:
Name:
Title:

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document that are marked with [*CONFIDENTIAL*]. The redacted portions have been filed separately with the SEC.

Acknowledged and Agreed

CREDIT SUISSE AG, CAYMAN ISLANDS BRANCH, as Administrative Agent

By:
Name:
Title:

By:
Name:
Title:

NOTE: A request for confidential treatment has been made with respect to the portions of the following document that are marked with [*CONFIDENTIAL*]. The redacted portions have been filed separately with the SEC.